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EXHIBIT 11.1

CARRIAGE SERVICES, INC.

COMPUTATION OF PER SHARE EARNINGS

(unaudited and in thousands, except per share data)

        Earnings per share for the three and nine month periods ended September 30, 2001 and 2002 is calculated based on the weighted average number of common and common equivalent shares outstanding during the period as prescribed by SFAS 128. The following table sets forth the computation of the basic and diluted earnings per share for the three and nine month periods ended September 30, 2001 and 2002:

	Three months ended September 30,		Nine months ended September 30,
	2001	2002	2001	2002
Net income	$543	$520	$6,466	$18,557
Preferred stock dividends	3	—	35	—

Net income available to common stockholders for basic EPS computation	540	520	6,431	18,557
Effect of dilutive securities	3	—	35	—

Net income available to common stockholders for diluted EPS computation	$543	$520	$6,466	$18,557

Weighted average number of common shares outstanding for basic EPS computation	16,699	16,978	16,600	16,940
Effect of dilutive securities:
Stock options	1,125	389	833	499
Assumed conversion of preferred stock	27	—	215	—

Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	17,851	17,367	17,648	17,439

Basic earnings per common share	$.03	$.03	$.39	$1.10

Diluted earnings per common share	$.03	$.03	$.37	$1.06

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  EXHIBIT 11.1
CARRIAGE SERVICES, INC. COMPUTATION OF PER SHARE EARNINGS (unaudited and in thousands, except per share data)